UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TITAN PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	94-3171940
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

400 Oyster Point Blvd., Suite 505 South San Francisco, CA	94080
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☒

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On December 20, 2011, the Board of Directors of Titan Pharmaceuticals, Inc. (the “Company”) adopted a shareholder rights plan, as set forth in the Rights Agreement, dated as of December 20, 2011 (the “Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”). The following description of the terms of the Rights Agreement (the “Summary of Rights”) does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as an exhibit and is incorporated herein by reference.

Rights Dividend; Exercise or Exchange of Rights

Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.001 per share, of the Company (the “Common Stock”). The dividend is payable to the stockholders of record as of the close of business on January 3, 2012 (the “Record Date”). Each Right initially entitles the registered holder to purchase from the Company one one-thousandth of a share of Junior Participating Preferred Stock, par value $0.001 per share of the Company (the “Junior Preferred Stock”), that has terms which are substantially equivalent to one share of common stock, at a price of $4.41 per one one-thousandth of a share of Junior Preferred Stock (as the same may be adjusted, the “Purchase Price”).

In the event that any person becomes an Acquiring Person (as defined below), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, such number of one one-thousandths of a share of Junior Preferred Stock (or at the option of the Company, that number of shares of Common Stock) having a market value of two times the Purchase Price or, effectively, a 50% discount to the then market price.

In the event that, after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

At any time after any person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a one one-thousandth of a share of Junior Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Junior Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Junior Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Stock on the last trading day prior to the date of exercise or exchange.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Distribution Date

Until the close of business on the earlier of (i) the 10th business day after the first date of a public announcement that a person (other than an Exempted Entity, as defined below)) individually or together with such persons affiliates or associates (collectively, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (ii) the 10th business day (or such later date as may be determined by action of a majority of the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock registered in the names of the holders thereof or in the case of certificated shares, by certificates for Common Stock outstanding as of the Record Date.

“Exempted Entity” shall mean (1) the Company, (2) any subsidiary of the Company (in the case of subclauses (1) and (2) including, without limitation, in its fiduciary capacity), (3) any employee benefit plan of the Company or of any subsidiary of the Company, (4) any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any subsidiary of the Company.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of shares of Common Stock outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock so transferred. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Exercise and Purchase Price

The Rights are not exercisable until the Distribution Date. The Purchase Price payable, and the number of shares of Junior Preferred Stock or other securities or property purchasable, upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock, (ii) upon the grant to holders of the Junior Preferred Stock of certain rights or warrants to subscribe for or purchase Junior Preferred Stock at a price, or securities convertible into Junior Preferred Stock with a conversion price, less than the then-current market price of the Junior Preferred Stock or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above).

Dividends and Liquidation

Shares of Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Junior Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of (A) 1,000 times the amount of dividends payable in respect of one share of Common Stock during such period, and (B) on the last day of March, June, September and December in each year, in an amount per whole share equal to the excess (if any) of 0.025% of $1,000.00 over the aggregate dividends paid pursuant to the foregoing clause (A). In the event of liquidation, dissolution or winding up of the Company, the holders of the Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate of 1,000 times the payment made per share to holders of shares of Common Stock. Each share of Junior Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Junior Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the Junior Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Redemption of Rights

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than those holders who become Acquiring Persons and whose rights become void).

Expiration Date

The Rights will expire following the one year anniversary of the date of the Rights Agreement.

As of December 20, 2011 there were 59,386,542 shares of Common Stock issued and outstanding. Shareholders of record on January 3, 2012 will receive one Right for each share of Common Stock held. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock.

The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by its Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at a time when the Rights are redeemable.

The Rights Agreement, specifying the terms of the Rights (which includes as Exhibit B the form of Rights Certificate), is an exhibit hereto and is incorporated herein by reference. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until as soon as practicable after the Distribution Date. The foregoing description of the Rights is qualified in its entirety by reference to such Exhibit.

Item 2.	Exhibits.

(a)	Exhibits

Exhibit Number	Description of Exhibit

3.1	Certificate of Designations of Junior Participating Preferred Stock incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Commission on December 21, 2011.

4.1	Rights Agreement dated December 20, 2011 between Titan Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes the form of Rights Certificate as Exhibit A, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Commission on December 21, 2011.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TITAN PHARMACEUTICALS, INC.

Date: December 21, 2011	By:	/s/ Sunil Bhonsle
Name: Sunil Bhonsle
Title: President